Exhibit 11 - Statement re: Computation of Per Share Earnings

The following represent the computation of per share earnings for the period ended January 31, 2007:

Weighted average number of shares outstanding as at January 31, 2007 (*)	3,538,000

Accumulated losses for the period from inception to January 31, 2007	$ 29,306

Loss per share	$ 0.01

(*)	This represents the shares being issued since June 28, 2006, date of inception to January 31, 2007, based on the weighted average number of shares outstanding during the period.

There have been no shares issued since January 31, 2007 and no stock options are outstanding since inception and the period subsequent to January 31, 2007.